                                                                   EXHIBIT NO. 5

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

      INSURED: [JOHN DOE]
PAYMENT CLASS: [STANDARD NON-SMOKER]
POLICY NUMBER: [SPECIMEN]                               ISSUE AGE: [35]
  FACT AMOUNT: [$100,000]                              ISSUE DATE: [08/01/1993]

                 THIS IS A LEGAL CONTRACT -- READ IT CAREFULLY

LINCOLN BENEFIT LIFE COMPANY promises to pay the death benefit to the beneficiary on death of the insured upon receipt of the due proof of death of the insured.

PLEASE EXAMINE THE APPLICATION. We issued this contract based upon the answers in the application (copy included). If all answers are not complete and true, the contract may be affected.

RIGHT TO CANCEL YOUR POLICY. You may cancel this contract by returning it to Lincoln Benefit Life Company, PO Box 82532, Lincoln, NE 68501-2532, before midnight of the 10th day after the date you receive the policy. Return of the contract by mail is effective on being postmarked, properly addressed and postage prepaid. We will refund the net policy value as of the date of surrender, plus any charges and monthly deductions previously made. READ YOUR CONTRACT CAREFULLY.

Executed for the Company at its home office in Lincoln, Nebraska on its issue date.

             /s/ John J. Morris              /s/ Fred H. Jonske

        Vice President and Secretary              President

                         LINCOLN BENEFIT LIFE COMPANY
                          Lincoln Benefit Life Centre
                               Lincoln, NE 68501

                 A Legal Reserve Stock Life Insurance Company



                     FLEXIBLE PREMIUM VARIABLE LIFE POLICY

                  Minimum Premium Required in the First Year
                 Death Benefit Payable on the Insured's Death
                      Flexible Premiums Payable for Life
             Amount of Death Benefit or Surrender Value may vary,
           reflecting investment experience of the Separate Account

                               Nonparticipating

                               SUMMARY OF POLICY

This policy insures the life of the insured. If the insured dies while this policy is in force, the death benefit will be paid to the beneficiary.

Payments for this policy are flexible. They may be made during the lifetime of the insured.

During the lifetime of the insured, you may:

     ...change the planned payments and time between payments;
     ...obtain policy loans;
     ...change the beneficiary;
     ...change the death benefit option;
     ...surrender the policy for its net surrender value;
     ...exercise the other rights provided.

This is only a summary of the policy terms. The detailed provisions of this policy will control. The provisions of your policy are set forth in the following sections.

Policy Data.................Page 3    Policy Value......................Page 10
Definitions.................Page 6    Surrender Value...................Page 11
Death Benefit...............Page 7    Loans.............................Page 12
Beneficiary.................Page 8    Other Terms of Your Policy........Page 13
Ownership...................Page 9    Application.......................Insert
Premium Payment.............Page 9    Benefit Riders (if any)...........Insert

                          READ YOUR POLICY CAREFULLY
VUL 9390                                                                 Page 2

                                 [POLICY DATA]

      INSURED: [JOHN DOE]
PAYMENT CLASS: [STANDARD NON-SMOKER]
POLICY NUMBER: [SPECIMEN]                               ISSUE AGE: [35]
  FACE AMOUNT: [$100,000]                              ISSUE DATE: [08/01/1993]

                           MONTHLY DEDUCTION DAY 01


                     B E N E F I T  D E S C R I P T I O N

                                                                 YEAR OF EXPIRY
                                                                  OR MATURITY

FLEXIBLE PREMIUM VARIABLE LIFE                                        LIFE
INSURANCE - [DEATH BENEFIT OPTION 1]


                             PAYMENT INFORMATION

                       REQUIRED PAYMENT           [786]
                       PLANNED ANNUAL PAYMENT     [786]
                       INITIAL PAYMENT            [786]

        THE PAYMENT OF A [MONTHLY SAFETY NET/LIFETIME GUARANTEE]
        PREMIUM OF [$65.50] IS GUARANTEED TO KEEP THIS POLICY IN FORCE
        FOR [30] YEARS, ASSUMING NO LOANS OR WITHDRAWALS ARE TAKEN.
        SEE [SAFETY NET/LIFETIME GUARANTEE] PREMIUM PROVISION ON PAGE 10 FOR DETAILS.


         SEPARATE ACCOUNT: LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

     SUBACCOUNT                                              ALLOCATION %
     ----------                                              ------------

     [JANUS WORLDWIDE SUBACCOUNT]                               [20]

     [FIDELITY VIPFII ASSET MANAGER SUBACCOUNT]                 [80]

VUL 9390                                                                 Page 3

                           SURRENDER CHARGE SCHEDULE

                   SURRENDER CHARGES FOR INITIAL FACE AMOUNT

     THE FOLLOWING REPRESENTS THE MAXIMUM SURRENDER CHARGES WHICH MAY BE ASSESSED AGAINST YOUR POLICY, ASSUMING NO ELECTIVE INCREASES IN FACE AMOUNT.

          POLICY          AMOUNT OF          POLICY        AMOUNT OF
           YEAR            CHARGE             YEAR          CHARGE
          ------          ---------          ------        ---------

            1              $[632]               9           $[442]
            2               [632]              10            [316]
            3               [632]              11            [253]
            4               [632]              12            [126]
            5               [632]            13 on           [-0-]
            6               [600]
            7               [569]
            8               [506]

                     TABLE TO CALCULATE SURRENDER CHARGES

                     FOR ELECTIVE INCREASES IN FACE AMOUNT

          Increase        Per $1000         Increase        Per $1000
            Age          of Increase           Age         of Increase
          ------         -----------        --------       -----------
           0-25             1.45               35              3.08
            26              1.60               36              3.27
            27              1.75               37              3.46
            28              1.90               38              3.65
            29              2.05               39              3.85
            30              2.20               40              4.04
            31              2.35               41              4.23
            32              2.50               42              4.42
            33              2.69               43              4.62
            34              2.88               44              4.81
                                          45 and above         5.00

                             SURRENDER PERCENTAGES

                                 INCREASE YEAR

      1     2     3     4     5     6     7     8    9    10    11    12   13 on
      -     -     -     -     -     -     -     -    -    --    --    --   -----
%    100   100   100   100   100   95    90    80   70    50    40    20     -0-


VUL 9390                                                                  Page 4

                     GUARANTEED MONTHLY COST OF INSURANCE

               POLICY          RATE          POLICY         RATE
                YEAR        PER $1,000        YEAR       PER $1,000
               ------       ----------       ------      ----------
                  1             0.14           34            2.49
                  2             0.15           35            2.74
                  3             0.16           36            3.03
                  4             0.17           37            3.36
                  5             0.18           38            3.74
                  6             0.19           39            4.17
                  7             0.21           40            4.64
                  8             0.22           41            5.15
                  9             0.24           42            5.68
                 10             0.26           43            6.24
                 11             0.28           44            6.82
                 12             0.31           45            7.46
                 13             0.33           46            8.15
                 14             0.36           47            8.93
                 15             0.39           48            9.81
                 16             0.42           49           10.79
                 17             0.46           50           11.84
                 18             0.51           51           12.95
                 19             0.56           52           14.09
                 20             0.62           53           15.26
                 21             0.68           54           16.44
                 22             0.75           55           17.65
                 23             0.82           56           18.92
                 24             0.91           57           20.26
                 25             1.00           58           21.73
                 26             1.10           59           23.47
                 27             1.22           60           25.81
                 28             1.35           61           29.32
                 29             1.50           62           35.08
                 30             1.67           63           45.08
                 31             1.85           64           62.09
                 32             2.05
                 33             2.26

VUL 9390                                                                  Page 5

                                  Definitions

When these words are used in this contract, they have the meaning stated:

"app"

The application which you completed requesting this policy.

"beneficiary(ies)"

The person(s) designated to receive any death benefit under the policy.

"benefit rider"

An addition benefit we are providing

"Company ("we", "us", "our", "Lincoln Benefit Life")"

Our company, Lincoln benefit Life Company.

"death benefit"

the amount payable to the beneficiary under the policy upon the death of the insured.

"face amount"

The initial death benefit, shown on page 3, adjusted for any increases or decreases made after the issue date.

"fund"

A series mutual fund.

"increase age"

The age of the insured as of the effective date of an increase in base amount, determined by the insured's last birthday.

"increase year"

A twelve month period beginning on an anniversary of the effective date of an increase in base amount.

"insured"

The person upon whose life is covered by this policy.

"issue age"

The age of the insured at the time this policy issued (issue date) determined by the insured's last birthday.

"issue date"

The date the policy is issued, as shown on Page 3. It is used to determine policy years and policy months in the policy.

"lapse determination value"

The value that must be available to pay a monthly deduction in order for the policy to remain in force. This is the policy value if no loans are on the policy; and the net surrender value if the policy has outstanding loans.

"monthly-automatic payment"

A method of making payments each month automatically; for example, by bank draft or salary deduction.

"monthly deduction day"

The same day in each month as the issue date. The day of the month on which deductions are made. This day is shown on page 3.

"net death benefit"

The death benefit less any policy debt.

"net investment factor"

An index applied to measure the net investment performance of a subaccount from one valuation date to the next. It is used to determine the policy value of a subaccount in any valuation period.

"net policy value"

the policy value less any policy debt.

"net premium"

The gross premium less the premium charge.

"net surrender value"

The amount you would receive upon surrender of this contract, equal to the surrender value less any policy debt.

VUL 9390                                                                  Page 6

"policy data"

The pages of this policy which identify specific information about the insured and the benefits.

"policy debt"

The sum of all unpaid policy loans and accrued interest thereon.

"policy month"

A one month period beginning on the same day of the month as the issue date of the policy.

"policy value"

the sum of the values of your interests in the subaccounts of the separate account plus the value held in our general account as security for outstanding policy loans. The amount from which monthly deductions are made and the death benefit is determined.

"policy year"

A twelve month period beginning on an anniversary of the issue date.

"portfolio(s)"

the underlying mutual fund(s) (or investment securities thereof) in which the subaccounts invest.

"premium class"

The class into which the insured is placed, determined by our rules for providing insurance coverage.

"proof of death"

(1) a certified original copy of the death certificate; or (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to the company.

"record date"

The date we record the policy on our books as an inforce policy.

"required payment"

The minimum premium which must be paid to keep the policy in force for the first year.

"separate account"

A segregated investment account of the Company entitled Lincoln Benefit Life Variable Life Account.

"subaccount"

A subdivision of the separate account invested wholly in shares of one of the portfolios.

"surrender value"

the policy value less any applicable surrender charges.

"valuation date"

Each day the New York Stock Exchange ("NYSE") is open for business.

"valuation period"

The period commencing at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time) on each valuation date and ending at the close of the NYSE on the next succeeding value date.

"you"

The person(s) having the privileges of ownership defined in the policy. Such privileges may be restricted by a retirement plan pursuant to which the policy is issued.

                                 DEATH BENEFIT

If the insured dies while this policy is in force, we will pay the death benefit when we have received due proof of death. The death benefit will be based on:

1.   The death benefit option in effect on the date of death;
2.   Any increases or decreases to the face amount.

The death benefit will be reduced by any outstanding policy loans and accrued loan interest. We will pay interest on the net death benefit from the date of death until the date we pay it. The rate will be determined by us, but not less than the rate required by the state in which the policy was issued.

VUL 9390                                                                  Page 7
death benefit option

While the insured is alive you may choose between two death benefit options:

If you select Option 1, the death benefit will be the greater of:

a.  The face amount on the date of death; or
b. The percentage of the policy value shown in the Compliance with Federal Laws Provision.

If you select Option 2, the death benefit will be the greater of:

a.  The base amount plus the policy value on the date of death; or
b. The percentage of the policy value shown in the Compliance with Federal Laws Provision.

The initial death benefit option selected by you is stated in the app.

change of death benefit option

You may ask us to change the death benefit option by writing to us. If you ask to change from Option 2 to Option 1, the face amount will be increased by the amount of the policy value. If you ask to change from Option 1 to Option 2, the face amount will be decreased by the amount of the policy value.

The change will take effect on the monthly deduction day on or following the date we receive the written request.

change of face amount

At any time after the fifth policy year, you may request either of the following changes by writing us:

1. Increasing the face amount. You must submit a new app for an increase in face amount. We will require due proof that the insured is still insurable. An increase will be effective on the monthly deduction day after we approve the increase. We reserve the right to limit the amount of any increases made under this policy. The face amount may not be increased more than once in any 12 month period.

2. Decreasing the face amount. A decrease will take effect on the monthly deduction day on or following the date we received the request. A decrease in face amount will first be applied against the most recent increase, then to the next most recent increase successively, and finally to the initial face amount. The face amount in effect after any decrease may not be less than $25,000.

                                  BENEFICIARY

The beneficiary will receive the death benefit when the insured dies and we have received due proof of death. The beneficiary is as stated in the app unless changed.

The beneficiary will receive the death benefits in the following order:

 ...Primary beneficiary, who will receive the death benefit if living when the insured dies.

 ...Contingent beneficiary, who will receive the death benefit if the primary beneficiary dies before the insured.

If a beneficiary dies at the same time as the insured or within fifteen days thereafter, we will pay the death benefit as if that beneficiary were not living when the insured died. If none of the named beneficiaries are living when the insured dies, the death benefit will be paid to you.

We will pay the death benefit to the beneficiaries according to the most recent written instruction we have received from you. If we do not have any written instructions, we will pay the death benefit in equal shares to the beneficiaries who are to share the funds. If there is more than one beneficiary in a class and one of the beneficiaries predeceases you, the death benefit will be paid to the surviving beneficiaries in that class.

You may name new beneficiaries. We will provide a form to be signed. You must file it with us. Upon receipt, it is effective as of the date you signed the form, subject to any action we have taken before we received it.

If you name one or more irrevocable beneficiaries, no change in the beneficiaries and no changes which affect policy values may be made without their consent. No beneficiary has any rights in this policy until the insured dies.

VUL 9390                                                                  Page 8

                                   OWNERSHIP

The insured is the owner if no other person is named in the app as owner. The owner controls the policy during the lifetime of the insured. Unless you provide otherwise, as owner, you may exercise all rights granted by the policy without the consent of anyone else. If the named owner dies before the insured, then the contingent owner named in the app is the new owner. If no owner named in this policy is living, then the owner will be the estate of the last named owner.

You may name a new owner. We will provide a form to be signed. You must file it with us. Upon receipt, it is effective as of the date you signed the form, subject to any action we have taken before we received it.

You may assign this policy or an interest in it to another. You must do so in writing and file the assignment with us. No assignment is binding on us until we receive it. When we receive it your rights and those of the beneficiary will be subject to the assignment.

We are not responsible for the validity of any assignment you make.

                                PREMIUM PAYMENT

payments

Premiums for this policy are referred to as payments. The planned payment, required payment and the time between payments are shown on Page 3.

Payments are flexible. This means you may change the amount of planned payments and the time between payments. During the first year, you must pay an amount at least as great as the required payment.

We must have received the first payment on the issue date. There is no insurance until the first payment is made.

We will send you a reminder notice if you pay annually, semi-annually or quarterly. You may also make a monthly-automatic payment. We may establish limits on both the amount of payment and the time between payments.

Payments must be sent to our home office. The amount you pay will affect the policy value. If you pay too little, the policy will stop subject to the grace period.

allocation of premium payments

We will invest the net premium payments in the subaccounts you select. You must specify your allocations on the app, in whole percents from 0% to 100%. The total allocation must equal 100%. All net premium payments received before the record date will be credited to the Money Market portfolio as of the date we receive them. We will allocate such net premiums, plus earnings and less monthly deductions, on the record date to the subaccounts you have selected. You may change the allocation percentages at any time by writing us. Any change will be effective when we receive it.

grace period

Except as provided in the monthly guarantee premium provison below, if on any monthly deduction day the lapse determination value is determined to be less than the monthly deduction for the current policy month, you will be given a grace period of 61 days. This policy will be in force during the grace period. If you do not make sufficient payment by the end of the grace period, the policy will stop. If the insured dies during the grace period, we will deduct any monthly deductions from the amounts we pay.

We will send a written notice to the most recent address we have for you at least 30 days prior to the day coverage stops.

monthly guarantee premiums

In order to provide assurance that coverage will remain in force for specified periods, the Policy offers a Guaranteed Minimum Death Benefit ("GMDB") feature with two levels of monthly guarantee premiums--the lifetime guarantee premium and the safety net premium.

lifetime guarantee premium

If total payments, less partial withdrawals and policy debt, are greater than or equal to the sum of the monthly lifetime guarantee premium times the number of months elapsed since the issue date, then the policy is guaranteed to stay in force for the

VUL 9390                                                                  Page 9
insured's lifetime, even if the lapse determination value becomes insufficient to cover monthly deductions.

safety net premium

If total payments, less partial withdrawals and policy debt, are greater than or equal to the sum of the monthly safety net premium times the number of months elapsed since the issue date, then the policy is guaranteed to stay in force for a predetermined time period as shown on Page 3, even if the lapse determination value becomes insufficient to cover monthly deductions. The safety net premium is equal to the required payment for the first policy year.

The specific monthly guarantee premium option must be selected at issue. If, at any time the total payments, less partial withdrawals and policy debt, is less than the sum of the appropriate monthly guarantee premium times the number of months elapsed, we will let you know and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the GMDB will expire; once it has expired, it cannot be reinstated. After the GMDB has expired, the policy will continue in force only so long as its lapse determination value is sufficient to pay the monthly deductions.

Increases, decreases, partial withdrawals, death benefit option changes, and additions or deletions of benefit riders, may affect the monthly guarantee premiums.

reinstatement

If this policy stops, you may ask us to reinstate it--that is, put the policy back in full force--up to 5 years after the date that it stopped.

We will reinstate the policy if you:

1. Give us the proof we require that the insured is still insurable in the same payment class that the policy was issued;

2. Pay an amount large enough to cover the monthly deductions for the time, up to 6 months, since the policy value became zero;

3.  Make a payment sufficient to keep the policy in force for 3 policy months;
    and

4. Pay or ask us to reinstate any loan with interest as described in the loan interest provision.

                                 POLICY VALUE

On the issue date or, if later, the date the first premium is received, the policy value is the net premium less the monthly deduction for the first policy month.

On any other day, the policy value is the sum of the values in each subaccount, plus the value of the loan account.

On each valuation date, the policy value in a subaccount is:

1. The policy value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the subaccount for the current valuation period, plus

2. Any net premium received and allocated to the subaccount during the current valuation period, plus

3. Any policy value transferred to the subaccount during the current valuation period, minus

4. Any policy value transferred from the subaccount during the current valuation period, minus

5. Any partial withdrawals from the subaccount during the current valuation period, minus

6. The portion of any monthly deduction or administrative expense charge allocated to the subaccount during the current valuation period for the policy month following the monthly deduction day.

All policy values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with appropriate regulatory authorities.

VUL 9390                                                                 Page 10
net investment factor

The net investment factor measures investment performance of a subaccount during a valuation period. The net investment factor is (1) divided by (2), minus (3) where:

1.  is the result of:
    a. the net asset value per share of the portfolio held in the subaccount at the end of the current valuation period, plus
    b. the per share amount of any dividend or capital gain distribution made by the portfolio during the current valuation period, plus or minus
    c. a per share credit or charge with respect to any taxes which we paid or for which we reserved during the valuation period which are determined by us to be attributable to the operation of the subaccount (no federal income taxes are applicable under present law).

2. is the net asset value per share of the portfolio held in the subaccount at the end of the last prior valuation period.

3. the risk charge assessed for mortality and expense risks, as described on page 11.

premium charge

Upon receipt of each payment and before allocation of the payment to the subaccounts, we will deduct a premium charge of 2.5% of the premium.

monthly deductions

The monthly deduction is the sum of:

1.  A $5.00 policy fee;
2.  The cost of insurance for the policy; and
3.  The cost of any benefit riders attached to the policy.

administrative expense charge

An annual administrative expense charge of .20% of policy value will be assessed on each policy anniversary during the first twelve policy years.

risk charge

We will assess, on a daily basis, an annualized charge which is currently .70% (guaranteed not to exceed .90%) of the value in each subaccount for our assumption of certain mortality and expense risks.

Specifically, we bear the risk that the total amount of death benefits payable will be greater than anticipated, and we also assume the risk that the actual cost we incur to administer the policy will not be covered by administrative charges assessed.

cost of insurance

The cost of insurance is determined as follows:

1. Divide the death benefit as of the prior monthly deduction day by 1.003273739.

2. Subtract the policy value as of that prior monthly deduction day less the policy fee and less the cost of insurance of any benefit riders attached to this policy;

3. Multiply the results by the current cost of insurance rate divided by 1,000. The cost of insurance rate is based on the insured's sex, issue age, policy year, and payment class. The rates will be determined by us, but they will never be more than the guaranteed rates shown on Page 5.

transfers and transfer fee

You may transfer amounts between subaccounts. We reserve the right to impose a $25 transfer fee on the second and subsequent transfers within a calendar month, and to impose a minimum size on transfer amounts.

                                SURRENDER VALUE

The surrender value of this policy is not less than the minimum value required by the state in which the policy is delivered, calculated in accordance with the basis of values provision. The surrender value at all times reflects the payments which you have made and the time elapsed in the policy year.

The surrender value of this policy is the policy value less the surrender charge. If the surrender charge is greater than the policy value, the surrender value is zero. The net surrender value is the amount we will pay you if you ask us to stop this policy.

VUL 9390                                                                 Page 11
surrender charge

The maximum surrender charges we will assess, based on the face amount at issue, are shown in the Surrender Charge Schedule on Page 4. An additional layer of surrender charge will apply to an elective increase in face amount. The new layer of surrender charge will be positive for twelve years from the effective date of the increase. The initial surrender charge on an increase is an amount per thousand of increase which varies by increase age, as shown in the Table on Page 4. The charge for any increase year can be calculation from the Table on Page 4 as follows: [Amount per $1000 of increase] times [increase amount divided by 1000] times Surrender Percentage.

continuation of coverage

If you stop making payments, this policy and any riders will remain in effect as long as the lapse determination value covers the monthly deductions or the policy is still in force as defined in the monthly guarantee premiums provision. This provision does not continue any riders beyond their normal termination dates.

partial withdrawal

You may request a partial withdrawal of your net surrender value. We will reduce both the policy value and the death benefit by the amount of any partial withdrawal. During the first twelve policy years, a proportionate percentage of the surrender charge will be deducted from the amount of the partial withdrawal. The proportionate percentage will be determined by dividing the amount of the partial withdrawal requested by the cash surrender value. When a partial withdrawal charge is assessed we will reduce any remaining surrender charges in a proportionate manner. A partial withdrawal must be for at least $250 and may not reduce the surrender value below $500.

basis of values

Minimum surrender values are based on the 1980 CSO Mortality Table, age last birthday, male or female, smoker or nonsmoker, as appropriate. The minimums are not less than those required by the state in which this policy is delivered.

                                     LOANS

You may have a loan if you assign this contract to us as sole security. The total amount of your loan and loan interest may not exceed 90% of the surrender value.

We will ordinarily disburse proceeds of policy loans within seven days from the date of receipt of a request for a loan at our home office, although payments may be postponed under certain circumstances as detailed in the "deferment of payments" section on page 15. As long as the policy remains in force, the loan may be repaid in whole or in part without penalty at any time while the Insured is living.

loan interest

An amount equal to your policy value less all premiums paid may be taken as a preferred loan. The interest are charged for preferred loans is 4% per year. A standard loan is the amount that may be borrowed from the sum of premiums paid. The standard loan interest rate is 6% per year.

Interest on policy loans accrues daily and is due at the end of each policy year. Any interest not paid when due becomes part of the policy loan and will bear interest at the same rate.

When a policy loan is made a portion of the policy value sufficient to secure the loan will be transferred to the general account reducing the policy value in the separate account. Any loan interest that is due and unpaid will also be so transferred. Amounts transferred to the general account will accrue interest at an annual rate of 4%. You may allocate a policy loan among the subaccounts of the separate account. If no such allocation is made, the loan will be allocated among the subaccounts of the separate account in the same proportion that the policy value in each subaccount bears to the total policy value on the date of the loan. Amounts transferred to our general account will no longer be affected by the investment experience of the separate account.

loan repayment

You may pay back your loan and loan interest at any time. If you do not, we will deduct the loan and loan interest from the amounts we pay.

If your loan and loan interest exceed the surrender value, this contract will stop except as provided in the grace period section. We must mail a notice to you and all assignees at least 30 days before the contract stops.


VUL 9390                                                                 Page 12

                          OTHER TERMS OF YOUR POLICY

our contract with you

These pages and the signed app are your entire contract with us. We issued it based upon your app and the payment made by you. A copy of the app is included.

We will not use any statements, except those made in the app, to challenge any claim or to avoid any liability under this policy. The statements made in the app will be treated as representations and not as warranties.

Only our officers have authority to change this contract. Any change must be written. No agent may do this.

when protection starts

The issue date is the date when this policy becomes effective if the insured is then living and the first payment has been made.

incorrect age or sex

If the insured's age or sex shown on the app is wrong, we will change the amounts we pay to the amounts which the deductions made would have bought at the correct age and sex.

incontestability

Except as provided in the next provision or in any attached rider with an incontestability provision, we may not contest this contract once it has been in force while the insured is alive for 2 years from its issue date except for failure to make payments that cause the lapse determination value to be too small to cover the monthly deductions required to keep this contract and its riders in force.

We may not contest any increase in face amount once it has been in force while the insured is alive for 2 years from the effective date of the increase.

suicide or self-destruction

If the insured dies by suicide while sane or self destruction while insane within 2 years from the issue date of the contract:

1. We will only pay a refund of the payments made less any loan, loan interest and partial surrenders; and
2.  The policy will stop.

annual report

Each year we will send you an annual report following the policy anniversary. Each report will provide information on various transactions that took place during the policy year just completed, as well as information on the current status of the policy. This information will include items such as:

1.  The policy value as of the end of the current and prior year.
2.  Payments made during the year.
3. The deductions for cost of insurance, riders and expense charges made during the year.
4.  Earnings during the year.
5.  The current death benefit.
6.  The current surrender charges and surrender value.
7.  The amount of outstanding policy loans.
8.  Such additional information as required by applicable law or regulation.

nonparticipating

This policy is nonparticipating. It does not share in our profits or surplus earnings. We will pay no dividends on this policy.

Compliance with federal laws

The two requirements below are intended to maintain the status of this policy as life insurance under the current Internal Revenue Code:

First, the amount of payments that you may pay is limited by law. We will conduct a test no less frequently than annually, and return any excess payments.

Second, the death benefit payable may not be less than the applicable percentage of your policy value. This percentage is based on the attained age as shown in the table below:

---------------------------------------------
  Attained                      Applicable
    Age                         Percentage
---------------------------------------------
  0 to 40                          250
    41                             243
    42                             236
    43                             229
    44                             222
    45                             215
    46                             209


VUL 9390                                                                 Page 13

---------------------------------------------
  Attained                      Applicable
    Age                         Percentage
---------------------------------------------
    47                             203
    48                             197
    49                             191
    50                             185
    51                             178
    52                             171
    53                             164
    54                             157
    55                             150
    56                             146
    57                             142
    58                             138
    59                             134
    60                             130
    61                             128
    63                             124
    64                             122
    65                             120
    66                             119
    67                             118
    68                             117
    69                             116
    70                             115
    71                             113
    72                             111
    73                             109
    74                             107
 75 to 90                          105
    91                             104
    92                             103
    93                             102
    94                             101
95 and above                       100


We will conduct a test monthly and increase the death benefit subject to our then current underwriting limits to be equal to the applicable percentage of your policy value, if necessary. The death benefit will remain at that level unless it has to be increased again. If we cannot increase the death benefit due to underwriting limits, we will return the amount of policy value necessary so that the death benefit will be equal to the applicable percentage of your policy value after returning the amount.

We will perform any necessary action within 60 days of the end of the policy year in which the requirement has not been met.

We reserve the right to amend the policy to comply with:

1.  Future changes in the Internal Revenue Code;
2.  Any regulations or rulings issued under the code; and
3.  Any other requirements imposed by the Internal Revenue Service.

We will give you a copy of any such amendment.

settlement

The net death benefit, or the net surrender value in the event you withdraw it, will be paid in one sum or applied to any settlement option we then provide. Settlement options will include:

                                   Option 1
                                   Interest

We will hold the proceeds at interest, and pay out the funds when the person entitled to them requests.

                                   Option 2
                                Fixed Payments

We will pay a selected monthly income until the proceeds, with interest, are exhausted.

                                   Option 3
                    Life Income - Guaranteed Period Certain

We will pay the proceeds in a monthly income for as long as the payee lives. Guarantee periods may be selected between 5 and 20 years. If a guarantee period is selected, payments will continue until the later of the death of the payee or the end of the guarantee period. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee. If no guarantee period is selected, then payments will cease after the death of the payee. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due.

                                   Option 4
                              Joint and Survivor

We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.


VUL 9390                                                                 Page 14

                                   Option 5
                                Period Certain

We will pay the proceeds in monthly installments for a specified number of years, from 5 to 25. If the payee dies before the end of the specified period, the remaining guaranteed payments will be paid to a successor payee.

                                 Other Options

We may have other options available. Information about them may be obtained by writing or calling us.

At the time the proceeds are payable, we will inform you concerning the rate of interest to be paid on funds left with us. We guarantee that the rate of interest will not be less than 3-1/2%. We may pay interest in excess of the guaranteed rate. We will issue a supplementary contract setting forth the benefits to be paid and the rights of the beneficiary. Each election must include at least $5,000.00 of policy proceeds must result in installment payments of not less than $50.00.

                               EXCHANGE OF PLAN

Any time during the first two policy years, you may exchange this policy without evidence of insurability for a life insurance policy on the life of the insured on such plan as is offered by us for exchanges from this policy. The new policy will not have death benefits that vary with the investment experience of a separate account. It will have the same issue date, issue age and risk classification as this policy.

You may elect that the new policy either have the same death benefit initially or the same net amount at risk initially as this policy has on the last day it is in force.

To effect this exchange, you must return this policy to us at our home office along with a completed application for exchange. It must be signed by you. We must also receive;

a. The release of any lien against or assignment of this policy. You may instead submit written approval by the lienholder or assignee of this policy.
b.  The surrender and release of this policy.
c.  Payment of any exchange adjustments due us as described below.

The date of exchange will be the first day to occur, on or after receipt at our home office of all items required for the exchange, that is the same day of the month as this policy's anniversary.

If the surrender value of the new policy on the date of exchange is greater than the surrender value of this policy on that date, then the exchange will be subject to your payment to us of an exchange adjustment equal to the difference. Otherwise, we will pay you an exchange adjustment equal to the excess on the date of exchange of the surrender value of this policy over the surrender value of the new policy.

The new policy will take effect on the date of exchange. When the new policy takes effect, this policy terminates and is no longer in force.

To the extent the loan value of the new policy is sufficient security, the new policy will be subject to any loans against this policy. The loan rate under the new policy will be the rate used by us in the jurisdiction in which the new policy is issued on the date of exchange.

Unless otherwise provided in the exchange application, the owner and the beneficiary under the new policy will be the same as under this policy. Any subsequent changes will be governed by the printed provisions of the new policy. The application and evidences of insurability submitted for issuance of this policy shall be included as part of the exchange application for the new policy.

Any rider benefits included in this policy will be included in the new policy according to our rules applicable to the new policy on its policy date. The new policy will conform to all of the requirements of the jurisdiction in which it is issued regardless of any terms of this provision providing to the contrary.

deferment of payments

We will pay any amounts due under this contract within seven days, unless:

 . The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on such exchange is restricted;

 .  An emergency exists as defined by the Securities and Exchange Commission; or

VUL 9390                                                                 Page 15

 . The Securities and Exchange Commission permits delay for the protection of contract holders.

assets of separate account

The assets of the separate account will be available to cover the liabilities of our general account only to the extent that the assets exceed the liabilities of the separate account arising under the variable life policies supported by the separate account.

separate account modifications

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the mutual fund shares underlying the subaccounts of the separate account. We will not substitute any share attributable to your interest in a subaccount without notice to you and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940, and the Nebraska Insurance Commissioner. The approval process in on file with the insurance commissioner of the state where this policy is delivered.

We reserve the right to establish additional subaccounts each of which would invest in shares of another mutual fund. You may then instruct us to allocate purchase payments to such subaccounts, subject to any terms set by us or the mutual fund.

In the event of any such substitution or change, we may by endorsement make such changes as may be necessary or appropriate to reflect such substitution or change.


If we deem it to be in the best interests of persons having voting rights under the contracts, the separate account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required.

VUL 9390                                                                 Page 16

                     FLEXIBLE PREMIUM VARIABLE LIFE POLICY

                  Minimum Premium Required in the First Year
                 Death Benefit Payable on the Insured's Death
                      Flexible Premiums Payable for Life
             Amount of Death Benefit or Surrender Value may vary,
           reflecting investment experience of the Separate Account


                               Nonparticipating

                              Lincoln Life (logo)